UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-39440

RedBall Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39440	N/A
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
667 Madison Avenue
New York, New York
(Address of principal executive offices)
(212) 235-1000
(Registrant’s telephone number, including area code)
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant
Class A Ordinary Shares, par value $0.0001 per share
Redeemable warrant, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A Ordinary Share and one-third of one redeemable warrant: 0 holders

Class A Ordinary Shares, par value $0.0001 per share: 0 holders

Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, RedBall Acquisition Corp. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 29, 2022	By:	/s/ David Grochow
David Grochow
Chief Financial Officer (Principal Financial and Accounting Officer)